Filed by: Algonquin Power Income Fund

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Algonquin Power Income Fund

SEC Correspondence File Number: 333-141569

ALGONQUIN POWER INCOME FUND

(an open ended investment trust created under the laws of the Province of Ontario)

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the unitholders of Algonquin Power Income Fund (the “Fund”) will be held on Monday, July 27, 2009 at 4:00 p.m. (Eastern Time) at the offices of Blake, Cassels & Graydon LLP, 23rd Floor, 199 Bay Street, Toronto, Ontario, for the following purposes:

1.	to receive the financial statements of the Fund for the fiscal period ended December 31, 2008, together with the report of the auditors thereon;

2.	to re-appoint auditors and authorize the trustees (the “Trustees”) of the Fund to fix the auditors’ remuneration;

3.	to appoint the Trustees of the Fund as set out in the Fund’s management information circular (the “Circular”) dated June 23, 2009;

4.	to consider, and if thought advisable, pass an extraordinary resolution in the form set out in Schedule “B” to the Circular to, among other things, amend the Declaration of Trust as more fully described in the Circular; and

5.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 23rd day of June, 2009.

By order of the Trustees

(Signed)	Kenneth Moore

If you are unable to attend the Meeting in person, please complete, sign and return the enclosed form of proxy to the Fund, c/o CIBC Mellon Trust Company, in the envelope provided for that purpose, or deliver it by hand to the Fund, c/o CIBC Mellon Trust Company, 320 Bay Street, Ground Floor, Toronto, Ontario, M5H 4A6, so as to arrive not later than 4:00 p.m. (Eastern Time) on Friday, July 24, 2009 or deposit it with the chair of the Meeting before the commencement of the Meeting.

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June 23, 2009

Dear Unitholder:

RE:	Special Business

Re:	Board Endorsed Extraordinary Resolution Approving Amendment to Declaration of Trust

Since its inception in 1997, Algonquin Power Income Fund’s (the “Fund” or “Algonquin”) long-term business strategy has always been to provide Unitholders with stable and growing returns through its ownership and operation of a diversified portfolio of electric generation and utility assets. Through the years, we have delivered on that strategy but more recently with the Federal government’s announcement on October 31, 2006 and subsequent enactment of legislation to commence taxation of income trusts, it has become more and more challenging for the Fund to execute its long-term strategy and maximize value for Unitholders.

The Board of Trustees has increasingly been of the opinion that the trust structure is no longer an efficient structure for maximizing value to Unitholders. Therefore, we have been examining a number of options available to the Fund to maximize long term Unitholder value. We have concluded that an exchange of units for shares of a corporation at this time is the next step in Algonquin’s evolution and will position Algonquin well to achieve our long term strategic objectives.

At this year’s Annual and Special Meeting of Unitholders, Unitholders are being asked to consider an extraordinary resolution that amends the Fund’s declaration of trust that, if approved, facilitates such a unit for share exchange. The Board of Trustees has identified an existing corporation (Hydrogenics Corporation) to utilize for such share exchange and that corporation will be renamed Algonquin Power Inc. (API). While there are a number of business objectives being achieved with this transaction, chief among them is the ability for Unitholders to benefit, following the exchange of units for shares, as shareholders of API from all of the existing assets and cash flow of Algonquin together with the $192 million of tax attributes that exist within this corporation. Over a period of several years, such additional tax attributes are anticipated to generate additional cash flows of over $63 million.

The proposed unit for share exchange is preceded by a number of steps. Those steps primarily involve moving all existing Hydrogenics’ shareholders, businesses, assets and liabilities to a new corporation (New Hydrogenics), leaving the old corporation (now with essentially only its tax attributes) ready for our share for unit exchange. This is illustrated in the following chart:

CURRENT SITUATION	FOLLOWING UNIT-SHARE EXCHANGE

After due consideration of various alternatives and assessment of the merits of the transaction currently being proposed, the Board of Trustees UNANIMOUSLY ENDORSE THE EXTRAORDINARY RESOLUTION to amend the declaration of trust that is contained in the accompanying management information circular.

We believe that, with our experienced management team in place and access to capital available to corporations, we are well positioned to deliver on our growth strategy. We thank you for your continued support of Algonquin’s long term strategies.

Regards,

(Signed) “Kenneth Moore”

Kenneth Moore
Chairman
Board of Trustees of Algonquin Power Income Fund

ALGONQUIN POWER INCOME FUND

MANAGEMENT INFORMATION CIRCULAR

JUNE 23, 2009

SOLICITATION OF PROXIES

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Algonquin Power Income Fund (the “Fund”) for use at the annual and special meeting (the “Meeting”) of unitholders (“Unitholders”) of the Fund to be held on July 27, 2009 at 4:00 p.m. (Eastern Time) at the offices of Blake, Cassels & Graydon LLP, 23rd Floor, 199 Bay Street, Toronto, Ontario or any adjournment thereof. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of Algonquin Power Management Inc. (the “Manager”), the trustees (“Trustees”) of the Fund or by the Fund’s transfer agent, CIBC Mellon Trust Company, at a nominal cost. The costs of solicitation will be borne by the Fund.

The information contained in this Circular is given as at June 23, 2009, unless otherwise indicated. All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are Trustees. Each Unitholder has the right to appoint a person other than any person named in the enclosed form of proxy, who need not be a Unitholder, to represent the Unitholder at the Meeting. This right may be exercised by inserting the name of the person to be appointed by the Unitholder in the space provided in the form of proxy and by striking out the names of the management nominees or by completing another proper form of proxy.

To be effective, proxies must be deposited with the Fund, c/o CIBC Mellon Trust Company, 320 Bay Street, Ground Floor, Toronto, Ontario, M5H 4A6, not later than 4:00 p.m. (Eastern Time) on Friday, July 24, 2009 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays and holidays, preceding the time of such adjourned meeting. Proxies may also be delivered to the chair of the Meeting before the commencement of the Meeting or any adjournment thereof.

Special Instructions for Non-Registered Unitholders

Only registered Unitholders, or the persons that they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, units of the Fund (the “Units”) beneficially owned by a Unitholder (a “Non-Registered Holder”) are registered:

(a)	in the name of an intermediary that the Non-Registered Holder deals with such as banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Fund will be distributing copies of the meeting materials to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to Non-Registered Holders and receive voting instructions from them unless a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the meeting materials will:

(a)	be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone, fax or internet); or

(b)	less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Units beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. The Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with the Fund or CIBC Mellon Trust Company, as described above. This proxy need not be signed by the Non-Registered Holder.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Units which they beneficially own. Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided. A Non-Registered Holder who receives a voting instruction form should follow the corresponding instructions on the form. Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies on the request for instructions or proxy form provided to them.

REVOCATION OF PROXIES

A Unitholder who has given a proxy may revoke the proxy by an instrument in writing, including another proxy, duly executed by the Unitholder or by his or her attorney authorized in writing, deposited with the Fund as provided above. A Unitholder may also revoke a proxy in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

VOTING OF UNITS

On any ballot that may be called for, the persons designated in the enclosed form of proxy will vote for, vote against or withhold from voting the Units in respect of which they are appointed by proxy in accordance with instructions of the Unitholder indicated on the proxy. If a Unitholder has specified in his or her form of proxy how his or her Units will be voted or withheld from voting, the Units will be voted accordingly. In the absence of instructions with respect to a particular resolution, the Units will be voted in favour of the resolution as indicated under the appropriate heading in this Circular.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the notice of meeting and other matters which may properly come before the Meeting. At the date of this Circular, management of the Fund is not aware of any amendments, variations or other matters to come before the Meeting.

VOTING UNITS

On June 23, 2009, the Fund had outstanding a total of 77,953,183 Units, each carrying the right to one vote per Unit. All Unitholders of record at the close of business on June 19, 2009, the record date established for notice of the Meeting, will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy.

As of June 23, 2009, to the knowledge of the Trustees and officers of the Manager, no person or company beneficially owned, controlled or directed, directly or indirectly, Units carrying 10% or more of the votes attached to all Units.

MATTERS TO BE ACTED ON AT THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of the Fund for its fiscal year ended December 31, 2008 will be presented at the Meeting.

Re-Appointment of Independent Auditors

KPMG LLP are the current auditors of the Fund. KPMG LLP were first appointed auditors of the Fund on September 8, 1997. At the Meeting, Unitholders will be requested to re-appoint KPMG LLP as auditors of the Fund to hold office until the next annual meeting of Unitholders or until a successor is appointed, and to authorize the Trustees to fix the auditors’ remuneration.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditors of the Fund to hold office until the next annual meeting of Unitholders or until a successor is appointed and the authorization of the Trustees to fix the remuneration of the auditors.

Appointment of Trustees

The Trustees have fixed the number of Trustees to be elected at the Meeting at four. Under the Fund’s declaration of trust (the “Declaration of Trust”), the Trustees are to be appointed annually either by resolution of a majority of votes cast at a meeting of Unitholders or by a resolution in writing executed by Unitholders holding at least 66 2/3% of the outstanding Units of the Fund.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment as Trustees of the proposed nominees whose names are set out below, each of whom has been a Trustee since the date indicated below opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a Trustee but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each Trustee appointed at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed in accordance with the Declaration of Trust. Kenneth Moore, Christopher Ball, and George Steeves will serve as members of the Fund’s Audit Committee and Corporate Governance Committee.

The following table sets forth the name and background information with respect to the four persons proposed for nomination for appointment as Trustees, including present principal occupation and a brief employment history, the date each such person was first elected as Trustee, and the number of Units beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person (as furnished by the respective nominee) and the dollar value of such Units as of June 22, 2009:

Name and Municipality of Residence	Principal Occupation and Employment History	Served as Trustee from	Number of Units Beneficially Owned (Dollar Value as of June 22, 2009(1))
Christopher J. Ball Toronto, Ontario, Canada Age: 57	Christopher J. Ball is currently the Executive Vice President of Corpfinance International Limited, an investment banking boutique firm. From 1982 to 1988, Mr. Ball was Vice President at Standard Chartered Bank of Canada with responsibilities for the Canadian branch operation. Prior to that, Mr. Ball held various managerial positions with the Canadian Imperial Bank of Commerce. He is also a Director of the Independent Power Association of British Columbia.	October 22, 2002	24,200(2) ($79,860)

Christopher Huskilson Wellington, Nova Scotia, Canada Age: 51	Christopher Huskilson is currently the President and Chief Executive Officer of Emera Inc., a North American energy and services company, and he has held this position since November 2004. Since 1980, Mr. Huskilson has held a number of positions within Nova Scotia Power Inc., and is currently a director of Emera Inc. and Nova Scotia Power Inc., and the chairman of Bangor Hydro-Electric Company	-	Nil

Kenneth Moore Toronto, Ontario, Canada Age: 50	Kenneth Moore is currently the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., another Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice-	December 18, 1998	18,000($59,400)

Name and Municipality of Residence	Principal Occupation and Employment History	Served as Trustee from	Number of Units Beneficially Owned (Dollar Value as of June 22, 2009(1))
President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings. Mr. Moore holds a Chartered Financial Analyst designation and has completed the Chartered Director program of the Directors College (McMaster University and the Conference Board) and has the certification of Ch. Dir. (Chartered Director).

George L. Steeves Aurora, Ontario, Canada Age: 60	Mr. Steeves is the Principal of True North Energy, an energy consulting firm. From January 2001 to April 2002, Mr. Steeves was a division manager of Earthtech Canada Inc. Prior to January 2001, he was the president of Cumming Cockburn Limited, an engineering firm, and has extensive financial expertise in acting as a Chairman, director and/or audit committee member of public and private companies, including the Fund, Borealis Hydroelectric Holdings Inc. and KMS Power Income Fund. Mr. Steeves has completed the Chartered Director program of the Directors College (McMaster University and the Conference Board) and has the certification of Ch. Dir. (Chartered Director). He received a Bachelor and Masters of Engineering from Carlton University and holds the Professional Engineering designation in Ontario and British Columbia.	September 8, 1997	17,241(3) ($56,895)

Notes:

(1)	The closing price of the Units on the Toronto Stock Exchange on June 22, 2009 was $3.30.
(2)	Mr. Ball directly owns 3,000 Units and Cyntoria Financial Services Inc. (a private corporation owned by Mr. Ball and his spouse) owns 21,200 Units. Mr. Ball exercises control and direction over the Units owned by Cyntoria Financial Services Inc.
(3)	Mr. Steeves’ directly owns 14,327 Units and Mr. Steeves’ spouse owns 2,914 Units. Mr. Steeves exercises control and direction over the Units owned by his spouse.

Amendments to Declaration of Trust

Background to the Transactions

The Fund’s long-term business strategy is to provide Unitholders with stable and growing returns through its ownership and operation of a diversified portfolio of electric generation and utility distribution assets, with a strong emphasis on renewable energy and sustainable infrastructure investments. The Fund delivers continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the aggressive pursuit of accretive acquisition opportunities. With its mix of complementary regulated and non-regulated businesses, the Fund strives to enhance Unitholder value through stable earnings, attractive distributions and a risk profile consistent with top-quartile North American utility operations.

The Federal government’s October 31, 2006 announcement and subsequent enactment of legislation (the “SIFT Rules”) regarding the taxation of income trusts along with the subsequent growth limitations placed on trusts has made it more challenging for the Fund to execute its long-term strategy as outlined above. Since the 2006 announcement, the Trustees have increasingly been of the opinion that the trust structure is no longer an efficient structure for maximizing value to Unitholders. In addition, the Trustees believe that the uncertainty relating to the future of the public income trust market has resulted in discounted unit prices, decreased access to capital, lower liquidity and constrained future growth prospects given the limitations placed on growth of income trusts. Consequently, the Fund’s ability to fully execute its strategy has been compromised. The Trustees have been examining options available to the Fund to lessen the impact of the SIFT Rules and believe that an exchange of Units for shares of a corporation at this time as contemplated in the Support Agreement (as defined below) prior to 2011 is beneficial to its Unitholders.

The Trustees investigated a number of alternatives subsequent to the Federal government’s October 31, 2006 announcement and the subsequently enacted SIFT Rules. Since the date of the announcement, the Trustees have been proactively assessing the Fund’s available options to ensure that its capital structure is efficient, to enhance value for Unitholders and to lessen the potential impact on the Fund, including the impact upon the Fund’s ability to meet its strategic objectives. Throughout 2007 and 2008, the Manager continued to carry out a more detailed analysis concerning the strategic direction for the Fund.

In the latter part of 2008, the Manager identified the potential of a transaction with Hydrogenics Corporation (“Hydrogenics”) as an opportunity to assist the Fund in achieving its strategic objectives. On February 3, 2009, the Fund and Hydrogenics entered into a mutual confidentiality agreement. Discussions between the Fund and Hydrogenics with respect to a potential transaction continued through the early spring of 2009. Subsequent thereto, the Manager provided Hydrogenics with a proposal to restructure Hydrogenics to enable Unitholders to indirectly take advantage of the significant non-capital loss, tax credits and other potential tax pools of Hydrogenics.

Description of the Transactions

On June 12, 2009, the Fund announced that Hydrogenics had entered into a support agreement (the “Support Agreement”) with the Trustees, pursuant to which Hydrogenics agreed to complete, and the Trustees agreed to support, a transaction whereby, among other things:

(a)	pursuant to a plan of arrangement (the “Plan of Arrangement”), substantially all of the assets and liabilities of Hydrogenics will be transferred to a newly formed corporation (“New Hydrogenics”) and the existing common shares of Hydrogenics will be redeemed for common shares in New Hydrogenics. Following such redemption, the original shareholders of Hydrogenics will be shareholders in New Hydrogenics and will no longer have any interest in Hydrogenics.

(b)	Hydrogenics (which will be renamed “Algonquin Power Inc.” following closing of the Transactions) will make a take-over bid (the “Exchange Offer”) to Unitholders pursuant to which the Units will be exchanged on a one-for-one basis for new common shares in Algonquin Power Inc. (“New Common Shares”). In addition, Hydrogenics will make a take-over bid to holders (“Debentureholders”) of the Fund’s Series 1 and Series 2 convertible debentures (the “Debentures”) pursuant to which the Debentures will be exchanged for debentures of Hydrogenics or, in the case of the Series 1 Debentures, at the option of Debentureholders, for New Common Shares, subject to certain limits (the “CD Exchange Offer”). Units will be taken up under the Exchange Offer contemporaneously with the completion of the Plan of Arrangement.

A take-over bid circular (the “Take-Over Bid Circular”) containing an offer to purchase all of the Units is anticipated to be mailed by Hydrogenics to Unitholders in early August 2009. Under the Support Agreement, Algonquin Power Inc. will make a contribution to capital to New Hydrogenics in the amount of approximately $10,813,000.

The successful completion of the Exchange Offer and the Plan of Arrangement, including a Compulsory Acquisition (as defined below), is referred to herein as the “Transactions”. The number of New Common Shares outstanding immediately after the completion of the Transactions will be exactly the same as the number of Units outstanding immediately before the Transactions, other than in connection with any New Common Shares issued upon the exchange of Series 1 Debentures pursuant to the CD Exchange Offer.

Financial Effect of the Transactions

Following completion of the Exchange Offer, the Fund will be wholly-owned by, and Unitholders will be the shareholders of, Algonquin Power Inc. Pursuant to the CD Exchange Offer, Algonquin Power Inc. will have also issued new Series 1 and Series 2 debentures to Debentureholders who tender their Debentures upon exchange of the Series 1 and Series 2 Debentures currently issued by the Fund. Algonquin Power Inc. will have paid New Hydrogenics an amount of approximately $10.8 million and incurred transaction costs of approximately $3 million. Algonquin Power Inc. will have approximately $192 million of tax attributes (approximately $59.3 million of additional future non-current income tax asset) in addition to the tax attributes and future non-current income tax asset currently available within the Fund. Instead of being Unitholders receiving a payment in the form of distributions taxed as income, Unitholders will become shareholders receiving that payment taxed as dividends.

The following table provides a summary consolidated balance sheet of Algonquin Power Income Fund as at March 31, 2009 compared to a summary illustrative consolidated balance sheet for Algonquin Power Inc. as if the Transactions had occurred on that date.

(thousands of Canadian dollars)	Algonquin Power Income Fund Summary Balance Sheet[1]	Algonquin Power Inc. Illustrative Summary Balance Sheet[2]
ASSETS
Current assets	$33,711	$33,711
Future income tax asset[3]	2,771	63,980
Property, plant and equipment	807,781	807,781
Intangible assets	96,449	96,449
All other assets	33,504	33,504

	$974,216	$1,035,425

LIABILITIES AND EQUITY
Current liabilities	$52,456	$51,323
Long term liabilities	286,325	298,138
Other long term liabilities	63,447	63,447
Future non-current income tax liability	81,517	79,645
Deferred credits[4]	—	50,396
Convertible debentures[5]	140,637	97,575
Unitholder/Shareholder equity[5]	349,834	394,901

Total	$974,216	$1,035,425

Notes:

[1]	Summary consolidated balance sheet of Algonquin Power Income Fund as at March 31, 2009.
[2]	Illustrative summary consolidated balance sheet of Algonquin Power Inc. as if the Transactions had occurred on March 31, 2009.
[3]	Changes represent the additional future non-current income tax asset arising from the $192 million of tax attributes of Algonquin Power Inc.
[4]	Deferred Credits represent the difference between the amount contributed to the capital of New Hydrogenics and the amount of additional future non-current income tax asset of Algonquin Power Inc.
[5]

Assumes that the full $40 million of equity available under the terms of the CD Exchange Offer in respect of the Series 1 Debentures is issued which accounts primarily for the decrease in convertible debentures and the increase in Unitholder/Shareholder equity.

The following table provides a summary consolidated statement of operations of Algonquin Power Income Fund for the year ended December 31, 2008 as compared to a summary illustrative consolidated statement of operations of Algonquin Power Inc. for the year ended December 31, 2008 as if the Transactions had occurred on January 1, 2008.

(thousands of Canadian dollars)	Algonquin Power Income Fund Summary Consolidated Statement of Operations[1]	Algonquin Power Inc. Illustrative Summary Consolidated Statement of Operations[2]
Revenue	$213,796	$213,796
Expenses	178,655	179,755

Earnings before undernoted	35,141	34,041
Interest, dividend and other income	7,023	7,023
Loss on derivative financial instruments	(37,748)	(37,748)
Interest expense[3]	(26,288)	(24,959)

Loss from operations before income taxes and minority interest	(21,872)	(21,643)

Income tax provision / (recovery)[4]:
Current	(184)	(184)
Future	492	13,231

	(308)	13,047

Minority interest	(3,142)	(3,142)

Net loss from operations	$(19,038)	$(31,548)

Notes:

[1]	Summary consolidated statement of operations of Algonquin Power Income Fund for the year ending December 31, 2008.
[2]	Illustrative summary consolidated statement of operations of Algonquin Power Inc. for the year ending December 31, 2008 as if the Transactions had occurred on January 1, 2008.

[3]

The decrease in interest expense arises primarily from the reduction in convertible debentures assuming that the full $40 million of equity available under the terms of the CD Exchange Offer in respect of the Series 1 Debentures is issued.

[4]	The additional tax recovery represents the benefit arising from the utilization of the additional tax attributes of Algonquin Power Inc.

The above noted summary illustrated consolidated balance sheet and summary illustrative consolidated statement of Algonquin Power Inc. are provided solely for illustrative purposes and are not indicative of the operating results and financial position that would have occurred had the Transactions actually occurred on the dates noted above.

Proposed Amendments to Declaration of Trust

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror (a “Compulsory Acquisition”).

As the Trustees have determined that it is in the best interests of the Unitholders to complete the Transactions as soon as possible, the Trustees are recommending that Unitholders vote for the extraordinary resolution attached hereto as Schedule “B” (the “Extraordinary Resolution”). The Extraordinary Resolution provides that, among other things, the Declaration of Trust be amended such that when an offer is made to acquire outstanding Units (a “Recommended Offer”), and the acceptance of such offer by the Unitholders is publicly recommended by the Trustees (such as the Exchange Offer), the offeror making such Recommended Offer can complete a Compulsory Acquisition upon obtaining at least 66 2/3% of the number of Units represented in person or by proxy at the Meeting who voted in respect of such Extraordinary Resolution (the “Specified Percentage”). This is the same threshold required under Section 182 of the Business Corporations Act (Ontario) and Section 192 of the Canada Business Corporations Act for a special resolution of shareholders to approve a plan of arrangement.

In circumstances where an offer is not publicly recommended by the Trustees, an offeror must still acquire 90% of the outstanding Units to effect a Compulsory Acquisition. The proposed amendments to the Declaration of Trust contemplated by the Extraordinary Resolution are referred to as the “Declaration of Trust Amendment”.

If the Extraordinary Resolution is passed, Hydrogenics would be entitled to acquire 100% of the Units upon taking up and paying for the Specified Percentage of Units. Pursuant to a Compulsory Acquisition, Unitholders who do not tender to the Exchange Offer would be paid the same consideration as Unitholders who tendered to the Exchange Offer.

Benefits of the Declaration of Trust Amendment and the Transactions to Unitholders

With the introduction of the SIFT Rules, the Fund’s ability to fully execute its strategy has been negatively impacted. The Trustees and the Manager believe that the best opportunity to achieve its strategic objectives is to pursue the Transactions in a timely and effective manner. The proposed Declaration of Trust Amendment would allow the Transactions to be completed as soon as possible and without undue delay.

The Transactions result in the Fund being wholly-owned by a corporate entity with significant income tax attributes and removes the current uncertainty surrounding publicly traded trusts, while maintaining its focus on enhancing value and providing stability of dividends to Unitholders. Following the Transactions, Algonquin Power Inc. intends to continue with a cash dividend policy similar to the Fund’s existing distribution policy while still retaining sufficient capital to pursue growth opportunities. Selected expected benefits of the Transactions are as follows:

•

Unitholders will receive New Common Shares of Algonquin Power Inc. in exchange for their Units of the Fund, on a one-for-one basis, and the New Common Shares will be listed for trading on the Toronto Stock Exchange.

•	Unitholders will continue to receive the same monthly dividend on their New Common Shares as they would have received as distributions on their Units (presently $0.24 per Unit annually).

•

Excluding the New Common Shares that may be issued under the CD Exchange Offer, the number of New Common Shares outstanding immediately after completion of the Transactions will be exactly the same as the number of Units outstanding immediately before the Transactions.

•

Unitholders will hold shares in a dividend paying company rather than units in a distribution paying trust; Canadian taxable shareholders would be expected to benefit by paying lower income taxes on dividends than taxes previously paid on distributions.

•	The exchange of Units for New Common Shares is expected to be a tax deferred rollover for Unitholders resident in Canada.

•	Algonquin Power Inc. will have additional tax attributes of approximately $192 million in addition to the existing tax attributes of the Fund.

Unitholders will be asked to consider, and if thought advisable, pass the Extraordinary Resolution set out in Schedule “B” attached hereto to approve the Declaration of Trust Amendment.

THE TRUSTEES HAVE DETERMINED THAT IT IS IN THE BEST INTERESTS OF THE UNITHOLDERS TO COMPLETE THE TRANSACTIONS AS SOON AS POSSIBLE, AND THE TRUSTEES ARE RECOMMENDING THAT UNITHOLDERS VOTE IN FAVOUR OF THE EXTRAORDINARY RESOLUTION.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote IN FAVOUR of the Extraordinary Resolution to so amend the Declaration of Trust, unless the Unitholder who has given the proxy has directed that the Units represented thereby be voted against such resolution. In order to be effective, the Extraordinary Resolution must be approved by holders representing at least 66 2/3% of all issued and outstanding Units which are represented at the Meeting.

MANAGEMENT OF THE FUND

Management Agreement

General

Algonquin Power Fund (Canada) Inc. (“Algonquin Canada”), Algonquin Holdco Inc. and Algonquin Power Trust (collectively, “Algonquin”) and the Manager, a corporation wholly-owned by Chris Jarratt, Ian Robertson and David Kerr (the principals of Algonquin Power Corporation Inc.), are parties to a management agreement (the “Management Agreement”) under which the Manager provides management services (the “Management Services”) for the Fund businesses. The Manager’s registered address is 2845 Bristol Circle, Oakville, Ontario, L6H 7H7. The Management Services provided include advice and consultation concerning business planning, support, guidance and policy making and general management services. Senior officers of the Manager also act as senior officers of the Fund’s related entities. Specific functions performed by the Manager include: (i) managing accounting and financial services; (ii) assisting in the preparation of financial statements; (iii) negotiating and communicating with third parties with respect to contractual and other matters; (iv) arranging external professional and non-professional services; (v) assisting in providing human resources; and (vi) advising on acquisitions and sales of subsidiaries and/or businesses.

In exercising its powers and discharging its duties under the Management Agreement, the Manager is required to exercise the degree of care, diligence and skill that a reasonable, prudent advisor or manager having responsibility for management of a similar business would exercise in comparable circumstances.

The Manager is compensated for its services as follows: (i) the Manager is paid an annual fee ($681,148 for the fiscal year ended December 31, 2008) per calendar year payable in quarterly instalments, and adjusted annually for changes in the Canadian consumer price index (the “Annual Fee”); (ii) the Manager is paid incentive fees based on 25% of distributable cash per Unit (“Distributable Cash”) in excess of $0.92 per annum (the “Incentive Fee”); and (iii) the Manager is reimbursed for its costs and expenses incurred in the performance of the Management Services (together with the Annual Fee and the Incentive Fee, the “Management Fees”). At the sole discretion of the Trustees, additional discretionary incentives may be provided when the Trustees conclude it is in the best interest of the Fund to make such additional incentives available to the Manager.

For the fiscal period ended December 31, 2008, the Fund, directly or indirectly, paid to the Manager, in addition to benefits expenses incurred in connection with its duties under the Management Agreement, the amount of $211,623. No Incentive Fee was paid to the Manager in 2008. Additional incentive fees were approved by the Trustees in the amount of $364,924 and are further described below in this Circular.

The Management Agreement’s term expires on December 31, 2012 and on expiry of the initial term, is renewable for rolling five year terms. The Manager may terminate the Management Agreement at any time on twelve (12) months’ notice (a “Convenience Termination”). Algonquin or the Manager may terminate the Management Agreement immediately in the event of the insolvency or receivership of the other party or in the case of default by the other party in a material obligation under the Management Agreement which is not remedied within thirty (30) days, other than a failure of performance which results from an event of force majeure (collectively, an “Insolvency/Default Termination”). From and after the effective date of a Convenience Termination or Insolvency/Default Termination, the Manager shall not be entitled to any Annual Fee or Incentive Fee for the periods subsequent to the effective date of such termination but shall be paid all Management Fees accrued and unpaid to the effective date of termination.

Algonquin may also terminate the Management Agreement on thirty (30) days notice to the Manager if (a) there is a substantial deterioration in the businesses of Algonquin and the Unitholders approve the termination by extraordinary resolution (a “Business Deterioration Event”) or (b) there is a change of control of the Manager, other than a change of control to which the Fund consents (a “Change of Control Event”).

In the event the Management Agreement is terminated pursuant to a Business Deterioration Event, the Fund shall pay the Manager, in addition to any other amounts owing to the Manager as the Annual Fee and the Incentive Fee to the effective date of termination, a termination fee in an amount equal to the aggregate amount of the Annual Fee and Incentive Fee that was payable by the Fund to the Manager in respect of the calendar year immediately preceding the year in which such termination is effective.

If the Management Agreement is terminated due to a Change of Control Event, the Fund shall pay the Manager in addition to any other amounts owing to the Manager as Management Fees to the effective date of termination, a termination fee in an amount equal to the aggregate of:

(a)	the Annual Fee otherwise payable for the five-year period following the effective date of termination, adjusted annually for changes in the Canadian consumer price index; and

(b)	an amount equal to the net present value, calculated using a discount rate equal to the rate payable under a ten-year Government of Canada bond on the business day immediately prior to the effective date of termination plus 2.5%, of the projected Incentive Fee payable to the Manager over the five-year period commencing on the effective date of termination, based on a five-year forecast of Distributable Cash from the effective date of termination prepared by the Manager, and reported on, in customary form, by the Fund’s auditors, subject to the usual qualifications applicable to financial forecasts.

The Management Agreement contains provisions to regulate any conflicts of interest which may arise and provides for indemnification by the Manager of Algonquin in certain circumstances. The Management Agreement may be assigned by the Manager only with the consent of Algonquin.

The head office of the Manager is located at 2845 Bristol Circle, Oakville, Ontario L6H 7H7.

Operations Supervisory Agreement

Algonquin and Algonquin Power Systems Inc. (“Power Systems”), which is owned by the same shareholders as the Manager, are parties to an operations supervisory agreement (the “Operations Supervisory Agreement”), pursuant to which Power Systems provides certain operations related services (the “Operations Supervisory Services”) which are beyond the scope of the operations and maintenance services agreements which have been entered into between the entities which own the various facilities and Power Systems. Specific functions include: (i) planning of capital repairs; (ii) compliance monitoring for environmental permits; and (iii) administration of power purchase agreements. It contains similar provisions regarding standard of care and conflicts of interest as the Management Agreement.

Power Systems does not receive any payment of fees in connection with its services under the Operations Supervisory Agreement and is paid on a cost reimbursement basis only.

For the fiscal period ended December 31, 2008, the Fund, directly or indirectly, paid to Power Systems a total of $17.1 million, which amounts relate solely to expenses for which Power Systems was reimbursed pursuant to the Operations Supervisory Agreement.

The Operations Supervisory Agreement is coterminous with the Management Agreement.

The head office of Power Systems is located at 2845 Bristol Circle, Oakville, Ontario L6H 7H7.

Administration Agreement

The Manager administers the Fund pursuant to an administration agreement (the “Administration Agreement”) entered into between the Fund and the Manager under which it is responsible for the administration and management of the affairs of the Fund. Specific functions include, among other things: (i) preparing all returns, filings and documents; (ii) providing advice with respect to the Fund’s obligations as a reporting issuer; (iii) providing investor relations services; and (iv) providing audit, accounting, engineering, legal, insurance and other professional services. The Administration Agreement contains similar provisions regarding standard of care as the Management Agreement.

The Manager is also reimbursed for its reasonable out-of-pocket expenses incurred in administering the Fund.

The Administration Agreement is coterminous with the Management Agreement.

Directors and Senior Officers of the Manager, Power Systems and the Fund

The name and municipality of residence and office held with the Manager, Power Systems and/or the Fund of each director and senior officer of the Manager, Power Systems and/or the Fund are as follows:

Name and Municipality of Residence	Office

Christopher K. Jarratt Oakville, Ontario	Chief Executive Officer and Director, Algonquin Power Management Inc. and Director, Algonquin Power Systems Inc.

Ian E. Robertson Oakville, Ontario	Vice-President and Director, Algonquin Power Management Inc. and Director, Algonquin Power Systems Inc.

David C. Kerr Toronto, Ontario	Vice-President, Secretary and Director, Algonquin Power Management Inc. and Secretary and Director, Algonquin Power Systems Inc.

David Bronicheski London, Ontario	Chief Financial Officer, Algonquin Power Income Fund

Messrs. Jarratt, Robertson and Kerr, together with Mr. John Huxley (a former director and officer of the Manager and Power Systems), collectively own all of the issued and outstanding shares of each of the Manager and Power Systems.

The Manager, Power Systems and their directors, officers and shareholders and the Trustees hold, in the aggregate, 396,209 Units as of June 23, 2009.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts in this Statement of Executive Compensation are expressed in Canadian dollars unless otherwise indicated.

Compensation Discussion and Analysis

With the exception of a Chief Financial Officer, the Fund currently does not have any other executive officers, including a Chief Executive Officer, as these roles are performed by the Manager. The Fund pays the Manager directly an Annual Fee and amounts to reimburse benefits expenses as compensation for the management and administration of the Fund as per the Management Agreement as described above.

A description of the key elements and objectives of the compensation structure are discussed in the context of the Chief Financial Officer, the only executive officer of the Fund and the Named Executive Officers (as defined below) who are compensated by the Manager under the external management contract.

Executive Compensation Philosophy

The Fund’s compensation philosophy generally for executive officers follows three underlying principles: (i) to provide compensation packages that encourage and motivate performance; (ii) to be competitive with other trust entities of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Fund and its Unitholders.

When determining compensation policies and individual compensation levels for the Fund’s executive officers, the Corporate Governance Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Fund, the Corporate Governance Committee’s overall assessment of (i) each executive officer’s individual performance and contribution towards meeting business objectives; (ii) each executive officer’s level of responsibility, (iii) each executive officer’s length of service; and (iv) industry comparables

No outside compensation consultant was engaged by the Corporate Governance Committee in determining the compensation payable in 2008.

Compensation Mix

In keeping with the Fund’s philosophy to link senior executive compensation to corporate performance and to motivate senior executives to achieve exceptional levels of performance, the Corporation has adopted a model that includes both base salary and “at-risk” compensation, comprised of short-term performance bonus (which is subject to targets being achieved).

Base Salary

Base salary is established at levels which are meant to be competitive with other companies, investment trusts and entities similar to and of comparable size to the Fund. Base salaries are determined following an assessment of the executive’s past performance, experience, level of responsibility and importance of the position. Base salary is not based on any specific relationship to the performance of the Fund and is typically reviewed annually by the Manager in consultation with the Trustees.

Annual Bonus Incentive

The annual performance bonus is a short-term variable element of compensation and payments are linked to the performance of the Fund and each executive’s contribution to that performance. Bonuses are calculated and paid annually under the bonus plan. The allocation of bonuses among all participants is determined annually by the Manager in consultation with the Trustees.

Chief Financial Officer Compensation

The components of Chief Financial Officer compensation include base salary, and performance bonus (which is subject to targets being achieved). In setting the recommended salary of the Chief Financial Officer, the Corporate Governance Committee takes into consideration the salaries paid to other chief financial officers in the power generation, utilities and income fund sectors. In setting the salary and performance bonus for the Chief Financial Officer, the Corporate Governance Committee evaluates the performance of the Chief Financial Officer in light of his impact on the achievement of the Fund’s goals and objectives.

External Management Contract Incentives

The Fund’s 2008 annual incentive compensation for the Manager was based on goals established and approved by the Trustees as contained in the Management Agreement. Achieving the Fund’s ongoing distributable cash per Unit (“Trust Unit Distributable Cash”) was established as the funding goal for the Incentive Fee compensation for the Named Executive Officers (excluding the Chief Financial Officer).

The Trustees chose Trust Unit Distributable Cash as the funding factor because it is strongly correlated with an important element of total Unitholder returns, it largely reflects management’s performance in operating the Fund and is the primary measure by which the Fund communicates forward-looking financial information to the investment community. The Incentive Fee for any calendar year shall be equal to 25% of the per Trust Unit Distributable Cash in the calendar year in excess of $0.92 per Unit, multiplied by the weighted average number of Units outstanding during the year calculated in accordance with the Management Agreement. No payment with regard to this Incentive Fee has been earned for 2008 by the Manager.

The Fund’s compensation programs are also designed to place a substantial amount of compensation at risk in the form of variable incentive compensation instead of fixed or base pay.

A substantial portion of the compensation at risk relates to the timely completion of major construction initiatives within strict budget constraints. Two key construction projects were the Sanger facility re-powering project and the BCI facility construction project. Incentives awards were approved by the Trustees in 2008 for the Manager in the amount of $22,924 for the Sanger facility re-powering project and $100,000 for the BCI facility construction project. Upon the final completion of the Sanger re-powering project, an amount equal to 33% of the amount that the construction management budget exceeds the project’s total costs will be paid to the Manager as an incentive award.

Performance Graph

The following graph compares the Fund’s cumulative total Unitholder return (assuming an investment of $100 on January 1, 2004) on the Units during the period January 1, 2004 to December 31, 2008 with the cumulative returns of the S&P/TSX Composite Stock Index during the same period:

(Assuming reinvestment of all distributions)

The remuneration structure of the Manager is established in the Management Agreement. The remuneration structure is intended to provide the Manager with necessary incentives to properly take into consideration the interests of the Fund and the Unitholders. The Management Agreement motivates the Manager to maintain and grow cash available for distribution to Unitholders through an incentive that pays the Manager a fee of 25% on all Distributable Cash generated in excess of $0.92 per Unit. In 2008, the Manager was not paid an incentive fee since Distributable Cash for the year ending December 31, 2008 did not exceed $0.92 per Unit. Additional incentives may be provided from time to time linked to very specific performance objectives as determined by the Trustees in their sole discretion.

Summary Compensation Table

The following table provides a summary of compensation for the fiscal year ended December 31, 2008:

(a)	earned by David Bronicheski, an employee of Algonquin Power Trust, a wholly-owned subsidiary trust of the Fund, who is also Chief Financial Officer of the Fund; and

(b)	payable by the Manager to its three executive officers (whose total annual salary and bonus for the fiscal year ended December 31, 2008 exceeded $150,000), to the extent such compensation is attributed to the Management Fees or other payments from the Fund to the Manager for the Management Services (collectively with Mr. Bronicheski, the “Named Executive Officers”).

No other executive officers of the Manager provided Management Services to the Fund during the fiscal year ended December 31, 2008, other than those executive officers of the Manager listed in the table below.

Summary Compensation Table

	Perquisites			Other Compensation
Name	Car Allowance $	Other Perquisites $	Total $	Insurance Premiums(1) $	Savings Plan Contributions $	Total All Other Compensation $
Chris Jarratt	6,000	7,362	13,362	26,433	10,698	50,493
Ian Robertson	6,000	9,930	15,930	63,213	10,698	89,841
David Kerr	6,000	6,786	12,786	18,255	10,698	41,740
David Bronicheski	8,548	3,045	11,593	1,411	12,115	25,119

Notes:

(1)	Insurance premiums include life, disability and MRP (Medical Reimbursement Plan) amounts.

Name and Principal Position	Year	Salary ($)	Unit- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- Term Incentive Plans
David Bronicheski[2] Chief Financial Officer, Algonquin Power Income Fund	2008	201,923	—	—	50,000	—	25,119	277,042

Chris Jarratt[1] Chief Executive Officer and Director, Algonquin Power Management Inc.	2008	190,357	—	—	—	—	50,493	240,850

Ian Robertson[1] Vice-President and Director, Algonquin Power Management Inc.	2008	190,357	—	—	—	—	89,841	280,198

David Kerr[1] Vice-President, Secretary and Director, Algonquin Power Management Inc.	2008	190,357	—	—	—	—	41,740	232,097

Notes:

(1)	In 2008, the Manager was paid Management Fees and Incentive Fees totalling $1,046,072 comprised of an Annual Fee of $681,148, construction incentive fees for the Sanger repowering project and the BCI facility construction project of $124,924 and $240,000 in connection with the Highground business combination transaction. In 2008, only the amounts in the table noted above were paid by the Manager directly to Messrs. Jarratt, Robertson and Kerr as executive compensation.
(2)	The annual incentive plan amount for Mr. Bronicheski represents his 2008 discretionary bonus.
(3)	The Manager was reimbursed a total of $30,000 by the Fund for life insurance policies for which an affiliate of the Manager, Algonquin Power Corporation Inc., is the beneficiary. Messrs. Jarratt, Robertson, Kerr and one other individual are the sole shareholders of Algonquin Power Corporation Inc. As at December 31, 2008, the policies have a total cash surrender value of $199,229.

Termination and Change of Control Benefits

Employment Agreement – David Bronicheski

The Fund has an employment agreement with David Bronicheski, the Chief Financial Officer of the Fund. The other Named Executive Officers have their compensation (to the extent attributed to the Management Fees or other payments from the Fund to the Manager for the Management Services) covered under the Management Agreement, Administration Agreement and Operations Supervisory Agreement.

Algonquin Power Trust, a wholly-owned subsidiary of the Fund, entered into an executive employment agreement with Mr. Bronicheski on September 5, 2007 (the “Employment Agreement”). The Employment Agreement has an indefinite term and provides for benefits and a base salary which is subject to an annual salary review. The base salary during 2008 was set at $204,000. In addition, there is a bonus plan (the “Bonus Plan”) with a discretionary annual bonus of up to twenty-five percent (25%) of Mr. Bronicheski’s base salary if certain pre-set corporate, operational and personal goals are achieved. Each year, these goals and objectives are formed with the goals and targets of the Fund for that year. Mr. Bronicheski earned a bonus of $50,000 for 2008.

Summary of Termination Benefits for David Bronicheski

Upon termination without cause, Mr. Bronicheski is entitled to the following amounts in lieu of notice (the “Termination Payments”):

(a)	a lump sum payment equal to 24 months of base salary (at the then applicable base salary rate);

(b)	a lump sum payment equal to the average amount paid under the Bonus Plan for each of the three previous years; and

(c)	continuation of benefits for 24 months.

If Mr. Bronicheski is terminated for cause, he will not be entitled to any advance notice of termination or payment in lieu of notice. Mr. Bronicheski may resign at any time during the term of the Employment Agreement by providing two weeks’ prior written notice to Algonquin Power Trust. Upon resignation, he will not be entitled to any payment other than any amounts that Algonquin Power Trust is required to pay in accordance with applicable laws, including payment of accrued but unused vacation and expenses owing.

Within twelve months following a change in control of Algonquin Power Trust, if Mr. Bronicheski is terminated or chooses to resign, Mr. Bronicheski is entitled to receive compensation equal to the following (the “Change of Control Payments”):

(a)	a lump sum payment equal to 24 months of base salary (at the then applicable base salary rate);

(b)	a lump sum payment equal to the average amount paid under the Bonus Plan for each of the three previous years; and

(c)	continuation of benefits for 24 months.

The following table outlines the estimated incremental payments triggered by a termination without cause and by a change of control in accordance with the provisions described above for Mr. Bronicheski assuming the triggering events took place on December 31, 2008.

	Lump Sum Payment(1) ($)	Equity Compensation Awards Accelerated and Immediately Vested (#)	Equity Compensation Awards ($)
Termination Payments	447,625	—	—
Change of Control Payments	447,625	—	—

Notes:

(1)	The lump sum termination and change of control payments to Mr. Bronicheski consist of twenty-four (24) months base salary of $204,000 plus a lump sum bonus payment of $39,625 which equals the average amount paid under the Bonus Plan for each of the two previous years.

Trustee Compensation

Trustees are entitled to receive remuneration from the Fund in the amount of $24,000 per year. As well, the Chairperson of each of the Trustees, the Audit Committee and the Corporate Governance Committee are entitled to receive additional remuneration from the Fund in the amount of $5,000 per year.

Trustees are also entitled to receive additional remuneration for attending meetings of the Trustees or of a committee of the Trustees in the amount of $1,500 per meeting in person and $750 for meetings attended by telephone. The Trustees are entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of Fund business. In the fiscal year ended December 31, 2008, the Fund paid each Trustee a total of $86,000 on account of retainer and meeting attendance fees.

Trustee Compensation Table

Trustee	Fees Earned (1) ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)

Kenneth Moore Chairman of the Trustees	86,000	—	—	—	—	—	86,000

Christopher J. Ball Chairman of the Audit Committee	86,000	—	—	—	—	—	86,000

George Steeves Chairman of the Corporate Governance Committee	86,000	—	—	—	—	—	86,000

Notes:

(1)	Amounts disclosed represent the aggregate remuneration paid to each Trustee for (a) attending quarterly meetings, the annual Unitholder meeting, the annual budget approval meeting and business development meetings; and (b) acting as chair of the Trustees or a Trustee committee.

Indebtedness of Trustees and Others

The aggregate outstanding indebtedness, as at June 23, 2009 of all current and former executive officers, employees, trustees, directors or nominee trustees of the Fund or the Manager or any of their subsidiaries, to the Fund and any of its subsidiaries, and to other entities if the indebtedness to such other entities is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Fund or any of its subsidiaries is $211,000.

The following table sets out the indebtedness of the Trustees and executive officers of the Fund (including any person who, during the financial year ended December 31, 2008, was, but is not at the date of this Circular, a trustee or executive officer of the Fund), nominees for election as Trustees, and any associates of any of the foregoing persons, during the financial year ended December 31, 2008 to the Fund or its subsidiaries. The Fund acted as lender to the Trustees as part of a securities purchase and loan program.

Securities Purchase Loan Program for Trustees

Name and Principal Position	Largest Amount Outstanding During the Financial Year Ended December 31, 2008 ($)	Amount Outstanding June 30, 2009 ($)	Financially Assisted Securities Purchased (#)	Security for Indebtedness	Amount Forgiven During Year Ended December 31, 2008 ($)	Total Units beneficially held including those purchased under the program (#)
Christopher Ball(1), Current and Proposed Nominee Trustee of the Fund	$75,000	$75,000	11,200 Units of the Fund(2)	Pledge of the securities purchased	N/A	24,200

Kenneth Moore(1), Current and Proposed Nominee Trustee of the Fund	$75,000	$75,000	12,000 Units of the Fund	Pledge of the securities purchased	N/A	18,000

George Steeves(1), Current and Proposed Nominee Trustee of the Fund	$75,000	$61,125	11,100 Units of the Fund(3)	Pledge of the securities purchased	N/A	17,241

Notes:

(1)	The loans made by the Fund to Messrs. Ball, Moore and Steeves were provided on March 10, 2008 for purposes of enabling such individuals to purchase additional Units of the Fund. The loans are subject to promissory notes issued in favour of the Fund which are payable upon demand and bear interest at the rate prescribed by the Canada Revenue Agency quarterly.
(2)	These 11,200 Units were acquired by Cyntoria Financial Services Inc. (a private corporation owned by Mr. Ball and his spouse). Mr. Ball exercises control and direction over the Units owned by Cyntoria Financial Services Inc.
(3)	Mr. Steeves directly owns 14,327 Units and Mr. Steeves’ spouse owns 2,914 Units. Mr. Steeves exercises control and direction over the Units owned by his spouse.

TRUSTEES’ AND OFFICERS’ LIABILITY INSURANCE

The Fund maintains liability insurance for its Trustees and executive officers acting in their respective capacities in an aggregate amount of $20,000,000, subject to a $100,000 deductible payable by the Fund. The premium paid by the Fund for this coverage was US $110,000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The corporate governance disclosure obligations for reporting issuers listed on the TSX are set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “National Instrument”) and National Policy 58-201 – Corporate Governance Guidelines (the “National Policy”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the TSX. Concurrently, amendments were made to National Instrument 52-110 – Audit Committees (formerly Multilateral Instrument 52-110) (“NI

52-110”). The National Policy sets out a series of guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The National Instrument requires the disclosure by each listed reporting issuer of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual entities will result in varying degrees of compliance.

The Trustees consider that the Fund has complied with the Guidelines to the extent reasonably possible given its structure and agreements with the Manager. Set out below is a description of the Fund’s approach to corporate governance in relation to the Guidelines.

Trustees

In accordance with NI 52-110, a Trustee is independent if the Trustee has no direct or indirect material relationship with the Fund. A “material relationship” is in turn defined as a relationship which could, in the view of the Fund, be reasonably expected to interfere with such Trustee’s independent judgement. In determining whether a particular Trustee is “independent”, the Fund considers the factual circumstances of each Trustee in the context of the Guidelines.

Based upon information provided by the Trustees as to their individual circumstances, the Fund has determined that all of the Trustees, including Kenneth Moore, the Chair of the Trustees, are “independent” within the meaning of NI 52-110 for the following reasons: (a) the Trustees are entirely independent of the Manager; (b) none of them has received remuneration from the Fund in excess of Trustee retainers or fees; and (c) none of them has a material relationship with the Fund (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Fund) other than as a Trustee. None of these individuals could therefore be reasonably perceived to be in a position that might materially interfere with their independent judgment and their ability to act in the best interests of the Fund.

Summary of Trustee and Committee Meetings During 2008

Meeting Type	Number of Meetings
Trustee	38	(1)
Audit Committee	4
Governance Committee	4

Total number of meetings held	46

Notes:

(1)	Of the 38 Trustee meetings held in 2008, 25 meetings were held to discuss regular Fund business, 11 meetings were held to discuss and approve monthly distributions and 2 meetings were held to discuss business development related items.

Summary of Attendance for Trustee and Committee Meetings During 2008

Trustee	Trustee Meetings Attended(1)	Committee Meetings Attended
Kenneth Moore	38 of 38	8 of 8
Christopher Ball	38 of 38	8 of 8
George Steeves	38 of 38	8 of 8

Notes:

(1)	The Trustee’s written mandate requires the Trustees to hold meetings at least annually (either regularly scheduled or unscheduled) at which management of the Fund or the Manager is not present. Since January 1, 2008, there have been 4 meetings of the Trustees in the absence of members of management of the Fund or the Manager.

Directorships

None of the current Trustees serves as a director on the board of directors of a public company. Mr. Chris Huskilson, a proposed nominee for Trustee, currently serves as a director on the board of directors of Emera Inc., Nova Scotia Power Inc., ICD Utilities Ltd. and St. Lucia Electricity Services Ltd.

Mandate of the Trustees

The Trustees have a written mandate to set the strategic direction of the Fund and to oversee its implementation by management of the Fund and the Manager. A copy of the Trustee mandate is set forth in Schedule “A”.

Position Descriptions

The Trustees have developed position descriptions for the Chair of the Trustees and the Chair of each committee of the Trustees (the “Committee Chairs”) in order to delineate their respective roles and responsibilities.

The position description of the Chair of the Trustees requires that the Chair provide leadership for the Trustees and serves as chair of Trustee and Unitholder meetings of the Fund. The Chair of the Trustees also:

(a)	sets the agenda for each meeting of the Trustees (in consultation with the Manager);

(b)	provides input to the Corporate Governance Committee on its recommendation to the Trustees for approval of (i) candidates for nomination or appointment to the Trustees; and (ii) members and chairs of committees of the Trustees;

(c)	assesses whether the Trustees and their committees have appropriate administrative support, access to Fund personnel and access to outside advisors for the purposes of the Trustees fulfilling their mandates;

(d)	in consultation with the Corporate Governance Committee, leads the review and assessment of Trustee meeting attendance, performance and compensation and the number and composition of the Trustees; and

(e)	executes all contracts, documents or instruments in writing which require his signature.

The position description for the Committee Chairs provides that each Committee Chair shall:

(a)	chair all committee meetings;

(b)	provide leadership for the committee;

(c)	act as the communication link between the Trustees and the applicable committee;

(d)	review formal communication from the committee to the Trustees before dissemination to the Trustees;

(e)	ensure that all matters requiring committee review or approval are brought to the committee in a timely and appropriate manner;

(f)	co-ordinate, in consultation with the Chair of the Trustees and the Manager, the agenda, information packages and related events for committee meetings with the Manager and senior management of the Fund; and

(g)	set the frequency of committee meetings and review such frequency from time to time as considered appropriate or as requested by the Trustees.

Audit Committee

The Trustees have established an audit committee (“Audit Committee”) comprised of the current Trustees of the Fund, Christopher Ball (Chairman), Kenneth Moore and George Steeves, all of whom are independent and financially literate for purposes of NI 52-110.

The responsibilities and operation of the Audit Committee are more particularly set out in the Fund’s Audit Committee Charter, a copy of which is included as Schedule D to the annual information form of the Fund dated March 31, 2009 (the “Annual Information Form”), a copy of which is available on SEDAR at www.sedar.com.

In addition, disclosure regarding (a) the relevant education and experience of the members of the Audit Committee; (b) the Audit Committee’s pre-approval policies and procedures; and (c) the fees paid to the Fund’s external auditors for the financial year ended December 31, 2008 and December 31, 2007 may be found in the Annual Information Form under the heading “Audit Committee”.

Corporate Governance Committee

The Trustees have also established a Corporate Governance Committee comprised of the current Trustees of the Fund, George Steeves (Chairman), Christopher Ball and Kenneth Moore, all of whom are independent Trustees.

The Corporate Governance Committee, which also serves as the Trustee nominating and evaluating committee and the compensation committee of the Fund, is responsible for reviewing the Fund’s corporate governance practices and Trustee compensation. The Committee will also consider from time to time the effectiveness of the Trustees and whether an increase to the number of Trustees is warranted.

Orientation and Continuing Education

When a new Trustee is appointed or elected, the Corporate Governance Committee is responsible for, among other things, assessing the orientation needs of such new Trustee and overseeing the development by the Manager of an orientation program for such Trustee. In addition, the Corporate Governance Committee is responsible for assessing the development needs of each Trustee and establishing Trustee development programs.

Ethical Business Conduct

The Fund has adopted a written code of business conduct and ethics (the “Code of Ethics”) to assist all Trustees, employees, officers, directors, agents and contractors of the Fund and each of its subsidiary entities, management and employees of the Manager and employees of Power Systems (collectively, “Algonquin Representatives”). A copy of the Code of Ethics may be obtained upon request to the Manager at the following address: 2845 Bristol Circle, Oakville, Ontario L6H 7H7 or on SEDAR at www.sedar.com.

The Trustees are ultimately responsible for the implementation and administration of the Code of Ethics and have designated a compliance officer (the “Compliance Officer”) to assist the Trustees in this regard. The Compliance Officer is responsible for, among other things, monitoring compliance with the Code of Ethics and will provide a report to the Trustees on a quarterly basis on investigations and other significant matters arising under the Code of Ethics.

The Fund has established confidential reporting procedures in order to encourage Algonquin Representatives to raise concerns regarding matters addressed by the Code of Ethics on a confidential basis free from discrimination, retaliation or harassment. The Trustees believe this encourages and promotes a culture of ethical business conduct. A violation of the Code of Ethics may result in disciplinary action, which may include termination of an Algonquin Representative’s relationship with the Fund or its subsidiary entities.

The Trustees have not granted any waivers of the Code of Ethics in favour of a Trustee or executive officer of the Fund or the Manager and, accordingly, no material change report has been required or filed during the most recently completed financial year that pertains to any conduct of a Trustee or executive officer of the Fund or the Manager that constitutes a departure from the Code of Ethics.

Nomination of Trustees

Due to the small number of Trustees, the Trustees have not created a separate nominations committee. The Corporate Governance Committee serves as the Trustee nominating and evaluation committee of the Fund and will recommend new Trustees as the need arises. The Chair of the Trustees also provides input to the Corporate Governance Committee on its recommendation to the Trustees for approval of candidates for nomination or appointment to the Trustees. As noted above, all of the members of the Corporate Governance Committee are independent Trustees which the Fund believes encourages an objective nomination process.

Compensation

The Corporate Governance Committee, which is composed entirely of independent Trustees, is also responsible for reviewing Trustee compensation on an annual basis, or more frequently if required, in light of the risks involved in being an effective Trustee. In addition, in consultation with the Manager, the Corporate Governance Committee will make recommendations to the Trustees regarding the compensation of executive officers of the Fund who are not directors of the Manager and produce a report concerning executive compensation in compliance with Canadian securities law requirements. The process by which executive compensation is established is described above under the heading “Statement of Executive Compensation”.

Assessments

The responsibilities of the Corporate Governance Committee also include assessing, at least annually by using a written questionnaire which is completed by all Trustees, the effectiveness and contribution of all Trustees as a whole, the Audit Committee, the Corporate Governance Committee, the chairs of the Audit Committee and the Corporate Governance Committee and each of the individual Trustees.

In addition, the Chair of the Trustees, in consultation with the Corporate Governance Committee, leads the review and assessment of Trustee meeting attendance, performance and compensation and the number and composition of the Trustees.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS

TO BE ACTED UPON

Other than as disclosed in this Circular, no person who has been a director or officer of the Manager or an officer or trustee of the Fund at any time since the beginning of the Fund’s most recently completed financial year, nor any proposed nominee for election as trustee of the Fund or any associate or affiliate of any such director, officer or proposed trustee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2008, other than as disclosed in this Circular, the Annual Information Form and the Fund’s annual report for the fiscal year ended December 31, 2008, the Fund is not aware of any material interest, direct or indirect, of any informed person of the Fund, any current or proposed Trustee or officer of the Manager or any associate or affiliate of any informed person or proposed Trustee of the Fund or officer of the Manager, in any transaction or in any proposed transaction that has materially affected or would materially affect the Fund.

OTHER BUSINESS

The Fund knows of no matters to come before the Meeting other than the matters referred to in the accompanying notice of meeting.

ADDITIONAL INFORMATION

Copies of the Annual Information Form (together with the documents incorporated therein by reference), comparative financial statements of the Fund for the fiscal year ended December 31, 2008, together with a report of the auditors thereon, management’s discussion and analysis of the Fund’s financial condition and results of operations for the fiscal year ended December 31, 2008 and this Circular are available upon request from the Fund at the following address: 2845 Bristol Circle, Oakville, Ontario, L6H 7H7. This information, together with other important information regarding the Fund, may be found on SEDAR at www.sedar.com.

NOTICE TO UNITED STATES UNITHOLDERS

In connection with the proposed Exchange Offer, Hydrogenics will prepare a registration statement on Form F-4, containing a Take-Over Bid Circular to be filed with the U.S. Securities and Exchange Commission (“SEC”). Each of the Fund and Hydrogenics will be filing other documents regarding the proposed Exchange Offer with the SEC. BEFORE MAKING ANY INVESTMENT DECISION REGARDING THE EXCHANGE OFFER, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR, REGARDING THE PROPOSED EXCHANGE OFFER AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED EXCHANGE OFFER. The final Take-Over Bid Circular will be mailed to the Fund’s securityholders. Investors and securityholders will be able to obtain the registration statement containing the Take-Over Bid Circular and other documents free of charge at the SEC’s web site, www.sec.gov, or from the office of Hydrogenics’ Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8 (905) 361-3600.

TRUSTEES’ APPROVAL

The contents and the sending of this Circular have been approved by the Trustees.

DATED as of this 23rd day of June, 2009.

By order of the Trustees

(Signed) Kenneth Moore

Schedule “A”

ALGONQUIN POWER INCOME FUND

MANDATE OF

THE TRUSTEES

1.	PURPOSE

1.1	The trustees (the “Trustees”) of Algonquin Power Income Fund (the “Fund”) have the power and authority to supervise the activities and manage the investments and affairs of the Fund. The Trustees, directly and through their committees, provide direction to the administrator of the Fund and the manager of its subsidiary entities, Algonquin Power Management Inc. (the “Manager”), in connection with the Manager’s duties and obligations under its administration and management agreements with the Fund and its subsidiary entities.

2.	MEMBERSHIP, ORGANIZATION AND MEETINGS

2.1	General - The composition and organization of the Trustees, including: the number, qualifications and remuneration of Trustees; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Fund’s Declaration of Trust, as amended and restated from time to time (the “Declaration of Trust”).

2.2	Independence - The Trustees shall establish independence standards for the Trustees in accordance with the binding requirements of any stock exchanges on which the Fund’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”), and, at least annually, shall determine the independence of each Trustee in accordance with these standards. A minimum of a majority of the Trustees shall be independent in accordance with these standards.

2.3	Access to Management and Outside Advisors - The Trustees shall have unrestricted access to the management and employees of the Fund, its subsidiary entities and the Manager and employees of Algonquin Power Systems Inc. whose duties include services to the Fund or any Fund entity. The Trustees shall have the authority to retain external legal counsel, consultants or other advisors to assist them in fulfilling their responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Fund officer or the Manager. The Fund shall provide appropriate funding, as determined by the Trustees, for the services of these advisors.

2.4	Secretary and Minutes - The Trustees shall request that an officer of the Fund or the Manager, external legal counsel or any other person act as secretary of each meeting of the Trustees. Minutes of meetings of the Trustees shall be recorded and maintained and subsequently presented to the Trustees for approval.

2.5	Meetings Without Management - The Trustees shall, at least annually, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management of the Fund and the Manager are not present.

3.	FUNCTIONS AND RESPONSIBILITIES

The Trustees shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Trustees shall perform such duties as may be required by the Applicable Requirements and the Declaration of Trust.

3.1	Strategic Planning

a.	Strategic Plans - At least annually, the Trustees shall review and, if advisable, approve the Fund’s strategic planning process and short- and long-term strategic plans prepared by the Manager. In discharging this responsibility, the Trustees shall review the plans in light of the Manager’s assessment of emerging trends, the competitive environment, risk issues and significant business practices.

b.	Business Plans - The Trustees shall review and, if advisable, approve the Fund’s annual business plans.

c.	Monitoring - At least annually, the Trustees shall review the Manager’s implementation of the Fund’s strategic and business plans. The Trustees shall review and, if advisable, approve any material amendments to, or variances from, these plans.

3.2	Risk Management

a.	General - At least annually, the Trustees shall, with the assistance of the Audit Committee, review reports provided by the Manager and management of the Fund of material risks associated with the businesses and operations of the Fund’s subsidiary entities, review the implementation by the Manager and management of the Fund (collectively, “Management”) of systems to manage these risks and review reports by Management relating to the operation of and any material deficiencies in these systems.

b.	Verification of Controls - The Trustees shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by Management and that the Fund is applying appropriate standards of corporate conduct for these controls.

3.3	Human Resource Management

a.	General - At least annually, the Trustees shall, with the assistance of the Manager, review the Fund’s approach to human resource management and executive compensation.

b.	Succession Review - At least annually, the Trustees shall, with the assistance of the Manager and the Corporate Governance Committee, as applicable, review the Chair of the Trustees and the senior management succession plans of the Fund.

c.	Integrity of Senior Management - The Trustees shall, to the extent feasible, satisfy itself as to the integrity of the Manager and its principals and other senior management of the Fund.

3.4	Corporate Governance

a.	General - At least annually, the Trustees shall, in conjunction with their duties as members of the Corporate Governance Committee, review the Fund’s approach to corporate governance.

b.	Trustee Independence - At least annually, the Trustees shall, in conjunction with their duties as members of the Corporate Governance Committee, evaluate the Trustee independence standards established by the Trustees and the Trustees’ ability to act independently from Management in fulfilling their duties.

c.	Ethics Reporting- At least annually, the Trustees shall, in conjunction with their duties as members of the Corporate Governance Committee, review reports provided by Management relating to compliance with, or material deficiencies of, the Fund’s Code of Business Conduct and Ethics.

3.5	Financial Information

a.	General - At least annually, the Trustees shall, in conjunction with their duties as members of the Audit Committee, review the Fund’s internal controls relating to financial information and reports provided by Management on material deficiencies in, or material changes to, these controls.

b.	Integrity of Financial Information - The Trustees shall, in conjunction with their duties as members of the Audit Committee, review the integrity of the Fund’s financial information and systems, the effectiveness of internal controls and Management’s assertions on internal control and disclosure control procedures.

3.6	Communications

a.	General - At least annually, the Trustees in conjunction with the Manager shall review the Fund’s overall communications strategy, including measures for receiving feedback from the Fund’s unitholders.

b.	Disclosure - At least annually, the Trustees shall review Management’s compliance with the Fund’s disclosure policies and procedures. The Trustees shall, if advisable, approve material changes to the Fund’s disclosure policies and procedures.

3.7	Committees of the Trustees

a.	Trustees’ Committees - The Trustees have established the following committees of the Trustees: the Audit Committee and the Corporate Governance Committee. As of the date of this Mandate, these committees are comprised of all of the Trustees. Subject to applicable law and the Fund’s Declaration of Trust, the Trustees may establish other committees or merge any committee of the Trustees with any other committee of the Trustees.

b.	Committee Charters - The Trustees have approved charters for each committee and shall approve charters for each new committee of the Trustees. At least annually, each charter shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the Chair of the Trustees, as applicable, approved by the Trustees.

c.	Delegation to Committees - The Trustees have delegated for approval or review the matters set out in each committee’s charter to that committee.

d.	Consideration of Committee Recommendations - As required, the Trustees shall consider for approval the specific matters delegated for review to committees of the Trustees.

e.	Trustees/Committee Communication - To facilitate communication between the Trustees and each committee of the Trustees, each committee chair shall provide a report to the Trustees on material matters considered by the committee at the first Trustees’ meeting after each meeting of the committee.

4.	TRUSTEE ORIENTATION AND EVALUATION

Each new Trustee shall participate in any orientation program for the Fund’s Trustees provided by the Manager.

At least annually, the Trustees shall evaluate and review the performance of the Trustees, each of its committees, each of the Trustees and the adequacy of this mandate.

5.	CURRENCY OF MANDATE

This mandate was approved by the Trustees as of December 31, 2005.

Schedule “B”

EXTRAORDINARY RESOLUTION

RESOLVED as an Extraordinary Resolution that:

The Declaration of Trust be amended by:

1.	Adding the words “in respect of which the Trustees have not publicly recommended acceptance by the Unitholders” immediately after the word “Units” in the definition of the term “Offer” in Section 13.12(a)(iii); and

2.	Adding the following section to the Declaration of Trust between Section 13.12 and Section 13.13 thereof:

“13.12A Recommended Offer for Units

(a)	In this Section 13.12A:

(i)	“13.12A Extraordinary Resolution” means the extraordinary resolution passed at the Meeting to approve certain amendments to the Declaration of Trust, including the addition of Section 13.12A hereof to the Declaration of Trust;

(ii)	“Affiliate” and “Associate” shall have their respective meanings set forth in the Securities Act (Ontario);

(iii)	“Dissenting Unitholder” means a Unitholder who does not accept a Recommended Offer referred to in subsection (b) and includes any assignee of the Unit of a Unitholder to whom such a Recommended Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(iv)	“Meeting” means the annual and special meeting held by the Fund on July 27, 2009 to, among other things, pass the 13.12A Extraordinary Resolution;

(v)	“offer to acquire” includes an acceptance of an offer to sell;

(vi)	“Recommended Offer” means an offer to acquire outstanding Units in respect of which the Trustees have publicly recommended acceptance by the Unitholders.

(vii)	“Recommended Offerer” means a person, or two or more persons acting jointly or in concert, who make a Recommended Offer;

(viii)	“Recommended Offerer’s Notice” means the notice described in subsection (c); and

(ix)	“Recommended Offerer’s Units” means Units beneficially owned, or over which control or direction is exercised, on the date of a Recommended Offer by the Recommended Offerer, any Affiliate or Associate of the Recommended Offerer or any person or company acting jointly or in concert with the Recommended Offerer;

(b)	If a Recommended Offer for all of the outstanding Units (other than Units held by or on behalf of the Recommended Offerer or an Affiliate or Associate of the Recommended Offerer) is made and, by such Recommended Offer, the Recommended Offerer agrees to be bound by the provisions of this Article 13 and

(i)

within the time provided in the Recommended Offer for its acceptance or within 45 days after the date the Recommended Offer is made, whichever period is the shorter, the Recommended Offer is accepted by Unitholders representing at least 66 2/3% of the Units represented in person or by proxy at the Meeting who voted in respect of the 13.12A Extraordinary Resolution;

(ii)	the Recommended Offerer is bound to take up and pay for, or has taken up and paid for the Units of the Unitholders who accepted the Recommended Offer; and

(iii)	the Recommended Offerer complies with subsections (c) and (d) of this Section 13.12A;

the Recommended Offerer will be deemed to have acquired, and the Dissenting Unitholders will be deemed to have transferred to the Recommended Offerer, the Units held by the Dissenting Unitholders with effect from the date and time that the Recommended Offerer has given notice to the depository under the Recommended Offer that it has taken up Units deposited, and not withdrawn, pursuant to the Recommended Offer (the “Take-Up Time”) and the Dissenting Unitholders will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration per Unit payable or paid, as the case may be, under the Recommended Offer.

(c)	Where a Recommended Offerer is deemed to have acquired Units held by Dissenting Unitholders pursuant to subsection (b) of this Section 13.12A, the Recommended Offerer shall send by registered mail within 30 days after the date of termination of the Recommended Offer a notice (the “Recommended Offerer’s Notice”) to each Dissenting Unitholder stating that:

(i)	Unitholders holding at least 66 2/3% of the Units represented in person or by proxy at the Meeting who voted in respect of the 13.12A Extraordinary Resolution, have accepted the Recommended Offer;

(ii)	the Recommended Offerer is bound to take up and pay for, or has taken up and paid for, the Units of the Unitholders who accepted the Recommended Offer;

(iii)	Dissenting Unitholders are deemed to have transferred their respective Units to the Recommended Offerer effective at the Take-Up Time on the terms on which the Recommended Offerer acquired the Units of the Unitholders who accepted the Recommended Offer; and

(iv)	Dissenting Unitholders will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Recommended Offerer would have paid to the Dissenting Unitholders if the Dissenting Unitholders had tendered those Units to the Recommended Offer.

(d)	The Recommended Offerer shall immediately pay or transfer to the Trustees, or to such other person as the Trustees may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection (b) of this Section 13.12A.

(e)	The Trustees, or the person directed by the Trustees, shall hold in trust for the Dissenting Unitholders the cash or other consideration they or it receives under subsection (d) of this Section 13.12A. The Trustees, or such persons, shall deposit such cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(f)	The Trustees shall:

(i)	do all acts and things and execute and cause to be executed all instruments as in the Trustees’ opinion may be necessary or desirable to cause the transfer of the Units of the Dissenting Unitholders to the Recommended Offerer; and

(ii)	send to each Dissenting Unitholder, the consideration to which such Dissenting Unitholder is entitled under this Section 13.12A.

(g)	A Recommended Offerer cannot make a Recommended Offer for Units unless, concurrent with the communication of the Recommended Offer to any Unitholder, a copy of the Recommended Offer is provided to the Fund.”